SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For June 4, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                     No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on June 4, 2013.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 4 June 2013

ING appoints Stan Beckers CEO of ING Investment Management International

ING announced today the appointment of Stan Beckers as CEO of ING Investment Management International, succeeding Gilbert Van Hassel who has decided to leave ING. The appointment of Beckers has been approved by the Dutch Central Bank and will become effective 1 July 2013.

Van Hassel joined ING in 2007 as CEO of ING Investment Management Europe. He assumed the position as CEO of ING’s global Investment Management businesses November 2009 and is a member of the Management Board Insurance EurAsia. Consistent with the governance for Insurance/Investment Management Europe as announced on 13 March 2013, Beckers will report to Lard Friese, member of the Management Board Insurance EurAsia (MBE) who will also assume the responsibility for Investment Management within the MBE.

Beckers (1952, Belgian) has more than 30 years of professional and leadership experience in global finance and asset management. Beckers started his career in 1979 as a professor of Finance at KU Leuven, Belgium, after completing a PhD in Business Administration at the University of California, Berkeley. In 1982, Beckers was one of the original partners in Barra where he established and managed the international operations. Barra, a leading provider of investment decision support tools, was successfully listed on the Nasdaq through an IPO in 1991 and eventually acquired by MSCI Inc.

From 2000, Beckers was CIO at WestLB Asset Management and at Kedge Capital. In 2004, Beckers joined Barclays Global Investors (BGI) which was later acquired by BlackRock. He served as CEO and CIO of BGI’s Alpha Management Group, he was also CIO of BGI´s European Active Equity Group and lastly was Managing Director and co-Head of BlackRock Solutions EMEA. Over the past 15 years, Beckers also has been a member of the Investment Committee at several pension funds and of the supervisory board at KAS Bank and Robeco.

Jan Hommen, CEO of ING Group, said, “As we accelerate preparations for the base case of an IPO of our European Insurance and Investment Management company, I am pleased to welcome Stan Beckers to ING. He brings with him a wealth of experience to lead ING Investment Management for future global success. I also want to take this opportunity to thank Gilbert Van Hassel for his leadership and dedication in leading ING Investment Management through a period of economic challenges and organizational change. We wish him well in his future endeavours.”

Press enquiries	Investor enquiries
Victorina de Boer	ING Group Investor Relations
+31 20 57 66373	+31 20 57 66396
VIctorina.de.Boer@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

ABOUT ING IM INTERNATIONAL

ING IM International is a global asset manager and part of ING Group, a global financial institution of Dutch origin. As of 31 March 2013, ING IM International manages in aggregate approximately EUR €184 billion in assets for institutions and individual investors worldwide. ING IM International, which employs over 1200 staff and is active in 18 countries across Europe, Middle East, Asia and America, is preparing for a standalone future together with ING’s European Insurance operations.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained or referenced herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: June 4, 2013